EXHIBIT 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended
	March 31,		Year ended December 31,
	2015		2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings adjusted for fixed charges:
(Loss) income from continuing operations before income taxes	$(162,081)		$1,309,673	$1,124,978	$1,001,304	$916,605	$741,238
Add:
Debt expense	97,392		410,294	429,943	288,554	241,090	181,607
Interest portion of rent expense	39,966		149,432	137,558	112,424	95,919	86,656
Less: Noncontrolling interests	(34,536)		(140,949)	(124,276)	(105,891)	(95,899)	(79,048)
	102,822		418,777	443,225	295,087	241,110	189,215
	$(59,259)		$1,728,450	$1,568,203	$1,296,391	$1,157,715	$930,453
Fixed charges:
Debt expense	$97,392		$410,294	$429,943	$288,554	$241,090	$181,607
Interest portion of rent expense	39,966		149,432	137,558	112,424	95,919	86,656
Capitalized interest	2,115		7,888	6,408	8,127	4,887	2,621
	$139,473		$567,614	$573,909	$409,105	$341,896	$270,884
Ratio of earnings to fixed charges		(a)	3.05	2.73	3.17	3.39	3.43

(a)	Due to the Company’s loss in 2015, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $162 million to achieve a coverage of 1:1.